Exhibit 99.3

Execution Version

FIRST AMENDMENT TO MERGER AGREEMENT

THIS FIRST AMENDMENT TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of December 22, 2006, by and among McJunkin Corporation, a West Virginia corporation (the “Company”), McJ Holding Corporation, a Delaware corporation (“Parent”), and Hg Acquisition Corp., a West Virginia corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Company, Parent and Merger Sub are parties to that certain Merger Agreement dated as of December 4, 2006 (the “Agreement”); and

WHEREAS, the Company, Parent and Merger Sub desire to amend the Agreement, as hereinafter more particularly set forth;

NOW, THEREFORE, for and in consideration of the premises, the mutual covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.    All capitalized terms used in this Amendment which are not otherwise defined herein are used with the same meaning attributed to such capitalized terms in the Agreement.

2.    The sixth sentence of Section 5.2(e) of the Agreement is hereby amended and restated in its entirety as follows:

“As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under any of the Financing Commitments, and as of the date hereof Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Parent on the Closing Date.”

3.    The fourth sentence of Section 6.13 of the Agreement is hereby amended and restated in its entirety as follows:

“Following the sale of any Non-Core Assets, the Surviving Corporation shall promptly remit to each record holder of Shares immediately prior to the Effective Time (other than Excluded Shares) an amount equal to the product obtained by multiplying (x) 95% of the Net Proceeds (as defined below) of such sale less 40% of the taxable gain therefrom by (y) a fraction, the numerator of which is equal to the total number of Shares (other than Excluded Shares referred to in subsection (x) and (y) of the definition of Excluded Shares in Section 4.1(a)(i), but including Contribution Shares) held by such record holder immediately prior to the Effective Time and the denominator of which is equal to the total number of Shares (other than Excluded Shares referred to in subsection (x) and (y) of the definition of Excluded Shares in Section 4.1(a)(i), but including Contribution Shares) outstanding immediately prior to the Effective Time; provided, that the Surviving Corporation shall not be required to make payments pursuant to this Section 6.13 more often than semi-annually.”

4.    Annex A to the Agreement is hereby amended to remove the definition of “Cashed-Out Shares”.

5.    This Amendment may be executed in two or more separate counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.    Except as expressly set forth herein, the parties make no other amendment, alteration or modification of the Agreement nor do they, nor does any of them, by executing this Amendment, waive any provision of the Agreement or any right that they or it may have thereunder. Except as expressly set forth herein, the Agreement shall otherwise remain in full force and effect.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

MCJUNKIN CORPORATION

By	/s/ H.B. Wehrle III
Name: H.B. Wehrle III
Title: President and Chief Executive Officer

McJ HOLDING CORPORATION

By	/s/ John Bowman
Name: John Bowman
Title: Vice President & Treasurer

Hg ACQUISITION CORP.

By	/s/ John Bowman
Name: John Bowman
Title: Vice President & Treasurer

Signature Page for First Amendment